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SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT PURSUANT TO SECTION 14(d)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

BIG SKY TRANSPORTATION CO.
(Name of Subject Company (Issuer))

RANGER ACQUISITION CORP.,
a wholly owned subsidiary of
 MESABA HOLDINGS, INC.
(Name of Filing Persons (Offerors))

1996 Series Common Stock, no par value
(Title of Class of Securities)

089539 20 9
(CUSIP Number of Class of Securities)

Robert E. Weil
Mesaba Holdings, Inc.
Fifth Street Towers, Suite 1720
150 South Fifth Street
Minneapolis, MN 55402
(612) 333-0021
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Filing Persons)

Copy to:
Christopher C. Cleveland, Esq.
Brett D. Anderson, Esq.
Briggs and Morgan, P.A.
2400 IDS Center
80 South Eighth Street
Minneapolis, MN 55402
(612) 334-8400 (phone)
(612) 334-8650 (fax)

CALCULATION OF FILING FEE

TRANSACTION VALUATION*	AMOUNT OF FILING FEE
$3,500,000	$700

*
Estimated for purposes of calculating the amount of filing fee only. This calculation assumes the purchase of all outstanding shares of 1996 Series Common Stock, no par value (the "Shares"), of Big Sky Transportation Co. (the "Company") at a price per Share of $2.60 in cash, without interest. As of October 28, 2002, there were (i) 1,249,482 Shares outstanding and (ii) 161,001 Shares reserved for issuance for outstanding options to acquire Shares from the Company. The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, is 1/50th of one percent of the aggregate Transaction Value.
☒
Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
Amount Previously Paid	$700	Filing Party:	Mesaba Holdings, Inc.
Form or Registration No.:	Schedule TO	Date Filed:	October 29, 2002
☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒
third-party tender offer subject to Rule 14d-1.
☐
issuer tender offer subject to Rule 13e-4.
☐
going-private transaction subject to Rule 13e-3.
☐
amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

 TENDER OFFER

        This Tender Offer Statement on Schedule TO relates to an offer by Ranger Acquisition Corp., a Montana corporation and a wholly owned subsidiary of Mesaba Holdings, Inc., a Minnesota corporation, to purchase all of the outstanding shares of 1996 Series Common Stock, no par value, of Big Sky Transportation Co., a Montana corporation, for a price of $2.60 per share, net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 29, 2002, and in the related Letter of Transmittal.

Item 3.    Identity and Background of Filing Person

(a)	As of October 29, 2002, the greater than five percent shareholders of Mesaba Holdings, Inc. were as follows: (1) Northwest Airlines Corporation, 2700 Lone Oak Pkwy, Eagan, MN 55121, (2) Carl R. Pohlad, Pohlad Companies, 60 South Sixth Street, Suite 3800, Minneapolis, MN 55402, (3) PAR Investment Partners, L.P., One Financial Center, Suite 1600, Boston, MA 02111, (4) FMR Corp., 82 Devonshire Street, Boston, MA 02109, and (5) Brandywine Asset Management, Inc., 3 Christina Centre, 201 North Walnut Street, Suite 1200, Wilmington, DE 19801.

Item 4.    Terms of the Transaction

(a)(1)(vi)	If any tendered Shares are not accepted for payment for any reason or if Share Certificates are submitted for more Shares than are tendered, Share Certificates evidencing unpurchased or untendered Shares will be returned (or, in the case of Shares tendered by book-entry transfer into the Depositary's account at the Book-Entry Transfer Facility pursuant to the procedures set forth in Section 3, such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), without expense to the tendering Shareholder, promptly following the expiration, termination or withdrawal of the Offer.

Shares tendered pursuant to the Offer may be withdrawn at any time on or prior to the Expiration Date. Thereafter, such tenders are irrevocable, except that they may be withdrawn at any time after December 28, 2002, unless accepted for payment.
(a)(1)(viii)
Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and will pay for all Shares validly tendered and not properly withdrawn on or prior to the Expiration Date promptly following the Expiration Date; provided, however, that the conditions of the Offer set forth in Section 14 have been satisfied or waived prior to the Expiration Date. In addition, Purchaser reserves the right, in its sole discretion and subject to applicable law and the Merger Agreement, to delay the acceptance for payment of or payment for Shares in anticipation of governmental regulatory approvals, if any.
(a)(1)(xii)	The summary of federal income tax consequences is based on the law as currently in effect. The tax consequences to each Shareholder will depend in part upon such Shareholder's particular situation.

Item 11.    Additional Information

(a)
Shareholders of the Company who entered into the Shareholder Agreement but who are not officers, directors or greater than five percent shareholders of the Company are as follows: (1) Terry D. Marshall (60,910 shares), (2) Brent Johnson (46,000 shares), (3) Jase O. Norsworthy (30,860 shares), (4) Boulder Partners, LLC (14,286 shares), and (5) Glacier Venture Fund (13,500 shares).

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SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 18, 2002

MESABA HOLDINGS, INC.
By:	/s/ ROBERT E. WEIL
Robert E. Weil Vice President, Chief Financial Officer and Treasurer
RANGER ACQUISITION CORP.
By:	/s/ ROBERT E. WEIL
Robert E. Weil President

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TENDER OFFER
  Item 3. Identity and Background of Filing Person
  Item 4. Terms of the Transaction
  Item 11. Additional Information
SIGNATURE